Nuveen Enhanced High Yield Municipal Bond Fund 486BPOS

Exhibit 99.(h)(3)

Renewal of Distribution Agreements

Agreement made this 1st day of May, 2026 by and between the interval funds listed on Appendix A (the "Funds"), and NUVEEN SECURITIES, LLC, a Delaware limited liability company (the "Underwriter");

WHEREAS, the parties hereto are the contracting parties under a certain Distribution Agreement (the "Agreement") pursuant to which the Underwriter acts as agent for the distribution of shares of the Funds; and

WHEREAS, the Agreement terminates May 1, 2026 unless continued in the manner required by the Investment Company Act of 1940;

WHEREAS, the Board of Directors/Trustees of the Funds, at a meeting called for the purpose of reviewing the Agreement, has approved the Agreement and its continuance until May 1, 2027 in the manner required by the Investment Company Act of 1940;

NOW THEREFORE, in consideration of the mutual covenants contained in the Agreement the parties hereto do hereby continue the Agreement in effect until May 1, 2027 and ratify and confirm the Agreement in all respects.

On behalf of the Nuveen Funds
Listed on Appendix A

By:	/s/ Mark Winget
Vice President of the Funds

NUVEEN SECURITIES, LLC

By:	/s/ Mark Czarniecki
Managing Director and Assistant
Secretary

.

Appendix A

List of Funds and Share Class(es)

Fund	Share Class(es)
Nuveen Enhanced High Yield Municipal Bond Fund	Class I Common Shares Class A1 Common Shares Class A2 Common Shares
Nuveen Enhanced CLO Income Fund	Class I Common Shares Class A1 Common Shares Class A2 Common Shares